PRESS RELEASE

GOLDCORP DECLARES SEVENTH DIVIDEND PAYMENT OF 2003

(All dollar amounts in United States dollars (US$))

Toronto, November 28, 2003 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its seventh dividend payment of 2003. This payment is for $0.015 per share and represents the second of its new monthly dividend payments. Shareholders of record at the close of business on Tuesday, December 9, 2003 will be entitled to receive payment of this dividend on Friday, December 19, 2003.

Goldcorp recently announced (October 21, 2003) its intention to increase the total annual dividend payment by 20% to $0.18 per share and to increase the frequency of payments to 12 times per year, or monthly (from 6 times per year, or bi-monthly). The first full year of monthly dividend payments will be in 2004.

"Increasing our shareholders’ total return on their investment is a key element in our growth strategy" said Rob McEwen, Chairman and CEO of Goldcorp. "Consequently we are very pleased to have been able to increase our dividend payments as the gold price has increased during gold’s new bull market".

Goldcorp’s Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a dividend twelve times a year. Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:	Corporate Office:

Chris Bradbrook	145 King Street West
Vice President, Corporate Development	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Fax: (416) 361-5741	M5H 1J8
e-mail: info@goldcorp.com	website: www.goldcorp.com